SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November - 2013
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release  issued by G. Willi-Food International Ltd. (“Registrant”) on November 6, 2013.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 6, 2013	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer

NEWS

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q3 2013 NET INCOME UP 36.6% FROM Q3 2012

2013 Q3 Sales up 12.6% over 2012 Q3 Sales; 2013 Q3 Operating Income up 26.2% over Q3 2012 Operating Income

G. Willi-Food also reports on dismissal of claims by Mr. Arcadi Gaydamak against Messrs. Zwi and Joseph Williger

YAVNE, Israel – November 6, 2013 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter and the nine months ended September 30, 2013.

Third Quarter Fiscal 2013 Highlights (income statement highlights compared to same period last year)

•	Sales increased 12.6% to NIS 78.9 million (US$ 22.3 million);
•	Gross profit increased 27.4% to NIS 20.7 million (US$ 5.9 million), or 26.2% of sales;
•	Operating income increased 26.2% to NIS 7.2 million (US$ 2.0 million), or 9.1% of sales;
•	Net income increased 36.6% to NIS 8.6 million (US$ 2.4 million), or 10.9% of sales;
•	Earning per share increased to NIS 0.66 (US$ 0.19);
•	Net cash from operating activities of NIS 5.2 million (US$ 1.5 million); and
•	Cash and securities balance of NIS 218.0 million (US$ 61.6 million) as of September 30, 2013.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned subsidiary Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Third Quarter Fiscal 2013 Summary

Sales for the third quarter of 2013 increased by 12.6% to NIS 78.9 million (US$ 22.3 million) compared to NIS 70.1 million (US$ 19.8 million) recorded in the third quarter of 2012. Sales have increased in recent quarters as a result of growing demand from domestic and international customers for quality kosher products. In addition, we continued to benefit from a shift in behavior in Israel as cost-conscious consumers recognize our products as a viable alternative to higher cost leading brands.

Gross profit for the third quarter of 2013 increased by 27.4% to NIS 20.7 million (US$ 5.9 million) compared to NIS 16.3 million (US$ 4.6 million) recorded in the third quarter of 2012. Third quarter gross margin was 26.2% compared to gross margin of 23.2% for the same period in 2012. The improvement in gross margin was the result of a favorable mix of product revenue during the quarter as sales of higher gross margin products increased faster than sales of lower gross margin products.

Willi-Food’s operating income for the third quarter of 2013 increased by 26.2% to NIS 7.2 million (US$ 2.0 million) compared to NIS 5.7 million (US$ 1.6 million) recorded in the third quarter of 2012. Selling expenses increased by 30.9% from the comparable quarter of 2012, primarily due to an increase in promotional expenses as well as vehicles and transport expenses, each of which increased due to the growth in sales. Selling expenses as a percentage of sales increased in the third quarter of 2013 to 11.3% compared to 9.7% in the third quarter of 2012. General and administrative expenses increased by 19.4% from the third quarter of 2012, primarily due to an increase in management profit-related bonuses. General and administrative expenses as a percentage of sales increased in the third quarter of 2013 to 5.9% from 5.5% in the third quarter of 2012.

Willi-Food’s income before taxes for the third quarter of 2013 increased by 40.9% to NIS 11.5 million (US$ 3.2 million) compared to NIS 8.1 million (US$ 2.3 million) recorded in the third quarter of 2012.

Willi-Food's net income in the third quarter of 2013 increased by 36.6% to NIS 8.6 million (US$ 2.4 million), or NIS 0.66 (US$ 0.19) per share, from NIS 6.3 million (US$ 1.8 million), or NIS 0.49 (US$ 0.14) per share, recorded in the third quarter of 2012.

Willi-Food ended the third quarter of 2013 with NIS 218.0 million (US$ 61.6 million) in cash and securities net from short-term debt. Net cash from operating activities for 2013 third quarter was NIS 5.2 million (US$ 1.5 million). Willi-Food's shareholders' equity at the end of September 2013 was NIS 358.5 million (US$ 101.4 million).

Nine-Month Fiscal 2013 Highlights (compared to same period last year)

•	Sales increased 20.9% to NIS 253.9 million (US$ 71.8 million);
•	Gross profit increased 31.9% to NIS 63.9 million (US$ 18.1 million), or 25.2% of sales;
•	Operating income increased 54.5% to NIS 24.7 million (US$ 7.0 million), or 9.7% of sales;
•	Net income increased 61.9% to NIS 24.6 million (US$ 7.0 million), or 9.7% of sales; and
•	Earning per share increased to NIS 1.90 (US$ 0.54).

Nine-Month Results

Willi-Food’s sales for the nine-month period ending September 30, 2013 increased by 20.9% to NIS 253.9 million (US$ 71.8 million) compared to sales of NIS 210.1 million (US$ 59.4 million) in the first nine months of 2012. Gross profit for the period increased by 31.9% to NIS 63.9 million (US$ 18.1 million) compared to gross profit of NIS 48.5 million (US$ 13.7 million) for the first nine months of 2012. First nine-month gross margins in 2013 were 25.2% compared to gross margins of 23.1% in the same period of 2012.

Operating income for the first nine months of 2013 increased by 54.5% to NIS 24.7 million (US$ 7.0 million) from NIS 15.9 million (US$ 4.5 million) reported in the comparable period of last year.  First nine months 2013 income before taxes increased by 62.9% to NIS 32.7 million (US$ 9.3 million) compared to NIS 20.1 million (US$ 5.7 million) recorded in the first nine months of 2012. Net income for the first nine months of 2013 increased by 61.9% to NIS 24.6 million (US$ 7.0 million), or NIS 1.90 (US$ 0.54) per share, from NIS 15.2 million (US$ 4.3 million), or NIS 1.17 (US$ 0.33) per share, recorded in the first nine months of 2012.

Business Outlook

Mr. Zwi Williger, Chairman of Willi-Food, commented, “We are very pleased to report another strong quarter with organic sales growth of 12.6 percent, gross profit growth of 27.4 percent and net income growth of 36.6 percent as our customer base continues to expand and market demand for our products continues to increase. Although the holiday calendar reduced the number of working days in Israel during September of this year to only 13, we continued to gain traction with new customers while product sales to existing customers also continued to grow. Following the national protests in 2011 against the rising prices of food products, customers realized that they can obtain food products from us of comparable or better quality than those of the leading brands but at more affordable prices, causing our customer base and the demand for our products to increase. Our financial results have significantly improved over the last five quarters as a direct result of our strategy to organically grow our customer base and product line, while at the same time expanding our margins. We intend to reinvest in the development of the company in order to maximize profitability and increase long-term value for our shareholders.”

Dismissal of Claims by Mr. Arcadi Gaydamak against Messrs. Zwi and Joseph Williger

Messrs. Zwi and Joseph Williger have informed the Company that in the context of mediation they have agreed with Mr. Arcadi Gaydamak to the dismissal of Mr. Gaydamak's claims against them.  As previously reported by the Company, in 2009 Mr. Arcadi Gaydamak filed a lawsuit against Messrs. Zwi and Joseph Williger claiming, among other things, that they did not rightfully exercise their call option under loan agreements following which Messrs. Zwi and Joseph Williger each increased his holdings by 21.65% of the outstanding shares of the Company's parent company, Willi-Food Investments Ltd. (based on its outstanding shares at the time).   As a result of their agreement, all claims between the parties have been dismissed.

Conference Call

The Company will host a conference call and live webcast on November 6, 2013 to discuss the financial results begining at 11:00 AM Eastern Time.  Interested parties may participate on the call by dialing 1-877-941-8416 (US), or 1-480-629-9808 (International), approximately 10 minutes prior to the scheduled start time. Paricipants may also access a live listen only webcast at:
 http://public.viavid.com/index.php?id=106441

Following the conclusion of the call, a telophonic replay will be available for 14 days beginning at 2:00 PM Eastern Time on November 6, 2013 through 11:59 PM Eastern Time on November 20, 2013 and may be accessed by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), using access code 4645872.  In addition, an archived webcast will be available for one year at:
http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5aoo5uY

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2013, U.S. $1.00 equals NIS 3.537. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and nine-month periods ended September 30, 2013 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,	September 30,	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	(in thousands)		(in thousands)
ASSETS
Current assets
Cash and cash equivalents	47,746	57,563	13,499	16,274
Financial assets carried at fair value through profit or loss	170,266	158,810	48,139	44,900
Trade receivables	80,338	71,340	22,714	20,170
Other receivables and prepaid expenses	3,624	5,988	1,024	1,693
Inventories	47,620	49,270	13,463	13,930
Total current assets	349,594	342,971	98,839	96,967

Non-current assets
Property, plant and equipment	65,538	63,022	18,529	17,818
Less -Accumulated depreciation	24,002	21,394	6,786	6,049
	41,536	41,628	11,743	11,769

Other receivables and prepaid expenses	280	62	79	18
Goodwill	36	36	10	10
Deferred taxes	-	20	-	6
Total non-current assets	41,852	41,746	11,832	11,803

	391,446	384,717	110,671	108,770

EQUITY AND LIABILITIES
Current liabilities
Short-term bank debt	-	9,930	-	2,808
Trade payables	21,817	27,268	6,168	7,709
Employees Benefits	1,773	1,659	501	469
Accruals	-	3,446	-	974
Current tax liabilities	752	2,117	213	600
Other payables and accrued expenses	6,732	5,955	1,903	1,684
Total current liabilities	31,074	50,375	8,785	14,244

Non-current liabilities
Deferred taxes	1,276	-	361
Employees Benefits	568	581	160	164
Total non-current liabilities	1,844	581	521	164

Shareholders' equity
Share capital NIS 0.10 par value (authorized - 50,000,000 shares, issued and outstanding - 12,974,245 shares at September 30, 2013; (12,974,245 shares at December 31, 2012)	1,444	1,444	408	408
Additional paid in capital	129,906	129,897	36,728	36,725
Capital fund	247	247	70	70
Remeasurement of defined benefit obligation	14	-	4
Foreign currency translation reserve	747	639	211	181
Treasury shares	(10,843)	(10,843)	(3,066)	(3,066)
Retained earnings	237,013	212,377	67,010	60,044
	358,528	333,761	101,365	94,362

	391,446	384,717	110,671	108,770
(*) Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended September 30,		ended september 30,		ended september 30,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	253,956	210,111	78,957	70,127	71,800	59,404
Cost of sales	190,020	161,640	58,250	53,876	53,723	45,700

Gross profit	63,936	48,471	20,707	16,251	18,077	13,704

Selling expenses	25,391	20,684	8,903	6,801	7,179	5,848
General and administrative expenses	13,926	11,991	4,636	3,882	3,937	3,390
Other income	(34)	(160)	-	(113)	(10)	(45)

Total operating expenses	39,283	32,515	13,539	10,570	11,106	9,193

Operating income	24,653	15,956	7,168	5,681	6,971	4,511

Financial income	8,836	4,432	4,249	2,698	2,498	1,253
Financial expense	747	293	(54)	238	211	83
	8,089	4,139	4,303	2,460	2,287	1,170

Income before taxes on income	32,742	20,095	11,471	8,141	9,258	5,681
Taxes on income	8,106	4,875	2,876	1,848	2,292	1,378

Profit for the period	24,636	15,220	8,595	6,293	6,966	4,303

Earnings per share:
Earnings per share
Basic earnings per share	1.90	1.17	0.66	0.49	0.54	0.33

Diluted earnings per share	1.90	1.17	0.66	0.49	0.54	0.33

Shares used in computation of basic EPS	12,974,245	12,978,723	12,974,245	12,974,245	12,974,245	12,974,245

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended September 30,		ended september 30,		ended september 30,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS				U.S. dollars (*)
	In thousands

Cash flows - operating activities
Profit from continuing operations	24,636	15,220	8,595	6,293	6,965	4,303
Adjustments to reconcile net income to net cash from continuing operating activities (Appendix)	(13,967)	(8,889)	(3,442)	6,303	(3,949)	(2,513)
Net cash from continuing operating activities	10,669	6,331	5,153	12,596	3,016	1,790

Net cash from discontinued operating activities	-	-	-	-	-	-

Cash flows - investing activities
Acquisition of property plant and equipment	(5,705)	(1,247)	(145)	(1,048)	(1,613)	(353)
Proceeds from sale of property plant and Equipment	29	698	-	656	8	197
Additions to long term other receivables	(445)	-	-	-	(126)	-
Proceeds from (used in) purchase of marketable securities, net	(4,435)	12,317	(33,300)	(19,450)	(1,254)	3,482
Net cash from (used in) continuing investing activities	(10,556)	11,768	(33,445)	(19,842)	(2,985)	3,326
		-		-
Net cash from discontinued investing activities	-	13,500	-	-	-	3,817

Cash flows - financing activities
Investment in treasury stocks	-	(702)	-	-	-	(198)
Short-term bank credit, net	(9,930)	-	-	-	(2,807)	-

Net cash used in continuing financing activities	(9,930)	(702)	-	-	(2,807)	(198)

Net cash from discontinued financing activities	-	-	-	-	-	-

Increase (decrease) in cash and cash equivalents	(9,817)	30,897	(28,292)	(7,246)	(2,776)	8,735

Cash and cash equivalents at the beginning of the financial period	57,563	34,661	76,038	72,804	16,275	9,800

Cash and cash equivalents of the end of the financial period	47,746	65,558	47,746	65,558	13,499	18,535

 (*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended September 30,		ended september 30,		ended september 30,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS				U.S. dollars (*)
	In thousands

Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	3,302	1,894	1,136	(77)	934	535
Deferred income taxes	1,296	(197)	993	55	366	(56)
Capital Gain on disposal of property plant and equipment	(29)	(100)	-	(40)	(8)	(28)
Unrealized loss (gain) on marketable securities	(7,021)	567	(3,901)	(161)	(1,985)	161
Stock based compensation reserve	10	66	4	19	3	19
Employees benefit, net	-	(71)	-	18	-	(20)

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(7,389)	(10,140)	2,085	1,058	(2,089)	(2,867)
Decrease (increase) in inventories	1,650	4,348	(3,779)	4,716	466	1,229
Increase (decrease) in trade and other payables, and other current liabilities	(5,786)	(5,256)	20	715	(1,636)	(1,486)
	(13,967)	(8,889)	(3,442)	6,303	(3,949)	(2,513)

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il